Exhibit 99.16

Uranium Royalty Corp. to Present at the H.C. Wainwright Virtual Mining Conference on Monday, November 30th, at 4:30 pm ET

Vancouver, Canada (November 25, 2020) – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) invites investors and shareholders to attend the Company’s presentation at the H.C. Wainwright Mining Conference on Monday, November 30th, 2020 at 4:30 PM ET.

President and CEO, Scott Melbye, will provide an update on the Company and answer investors questions during his live webcast.

Mr. Melbye will also be available to participate in one-on-one meetings with investors who are registered to attend the conference via Zoom. If you are an investor and would like to schedule a meeting with Uranium Royalty Corp, please register for the conference at www.hcwevents.com/mining and request a meeting with URC.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Corporate Office:

1030 West Georgia Street, Suite 1830,

Vancouver, BC, V6E 2Y3

Toll Free: 1.855.396.8222

Phone: 604.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including statements on the anticipated date the Company’s securities will commence trading on the TSX-V. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. Because forward-looking statements involve known and unknown risks, uncertainties and other factors, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. Forward-looking statements involve significant uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, without limitation, the ability of the Company to identify and execute future acquisitions on acceptable terms or at all, risks inherent to royalty companies, fluctuations in the market price of publicly listed shares held by the Company, currency fluctuations, uranium price volatility, title and permitting matters, risks related to the operators of the projects underlying the Company’s interests, political or economic developments in the countries in which the Company holds its royalty and other interests, litigation, general economic conditions and those other risks described in the Company’s final long form prospectus dated November 22, 2019 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law. Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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